(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File No.: 000-50059 CUSIP Number: 056487101

For the Quarterly Period Ended: September 30, 2004

Read Attached Instruction Sheet Before Preparing Form. Please print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

BAD TOYS HOLDINGS, INC.

_____________________________________________________________________________________________

Full Name of Registrant:

BAD TOYS, INC.

_____________________________________________________________________________________________

Former Name if Applicable:

2344 Woodbridge Avenue

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number):

Kingsport, Tennessee 37664

_____________________________________________________________________________________________

City, State and Zip Code:

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2004 in a timely manner because it cannot complete its consolidated financial statements within the prescribed time without unreasonable effort or expense. The Registrant will file its Form 10-QSB for the period ended September 30, 2004 no later than the 5th day following the date on which the Form 10-QSB was due.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

John N. Giordano	(813) 224-9255

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

BAD TOYS HOLDINGS, INC. ___________________________________________________________________________

             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004	By:	/s/ Larry N. Lunan
Larry N. Lunan, President

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).